ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 24, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 333-224873 and 811-22973)

Ladies and Gentlemen:

We are filing today via EDGAR Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 13 to the Registration Statement on Form N-2 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the Fund, a Delaware limited liability company.

No fees are required in connection with this filing. Please direct any questions or comments regarding this filing to the undersigned at (617) 951-7326. Thank you for your attention in this matter.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Mark Duggan, AMG Funds LLC

Gregory C. Davis, Esq.